As filed with the Securities and Exchange Commission on November 8, 2006
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) of the Securities
Exchange Act of 1934

Schering AG
(Name of Subject Company (issuer))

Bayer Schering GmbH
(formerly Dritte BV GmbH)
Bayer Aktiengesellschaft
(Name of Filing Persons (offerors))

Ordinary Shares,
no par value
(Title of Class of Securities)
DE0007172009
(CUSIP Number of Class of Securities)

American Depositary Shares
(each representing one Ordinary Share)
(Title of Class of Securities)
806585204
(CUSIP Number of Class of Securities)

Dr. Roland Hartwig
Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
+49 (214) 3081195
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Persons)
With copies to:
Ward A. Greenberg
Cleary Gottlieb Steen & Hamilton LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main
Germany
+49 69 97103 0

CALCULATION OF FILING FEE

Transaction Valuation* N/A	Amount of Filing Fee N/A

*	This filing relates solely to preliminary communications made before the commencement of a tender offer, so no fee is payable.

☐	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. At the time of commencement of the mandatory compensation offer, Bayer Schering GmbH (formerly Dritte BV GmbH) will file a tender offer statement with the U.S. Securities and Exchange Commission (SEC) with respect to the mandatory compensation offer and Schering AG will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the mandatory compensation offer.
Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the mandatory compensation offer filed with the SEC when they become available because they will contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents when they become available free of charge at the SEC’s web site (http://www.sec.gov), or at the web site http://www.bayer.de.
This document does not constitute an offer to sell or a solicitation of an offer to buy securities. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer, its management and its financial statements.
This announcement contains certain forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our reports filed with the Frankfurt Stock Exchange and our reports filed with the SEC (incl. on Form 20-F). Bayer AG and Bayer Schering GmbH (formerly Dritte BV GmbH) do not assume any liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Exhibit List	Description
99.1	News Release, dated November 8, 2006

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